UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: February 28, 2009
SCHEDULE 13G	Estimated average burden hours per response. . 10.4

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Ascendia Brands, Inc.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

15670X104

(CUSIP Number)

March 15, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15670X104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) DONATA HOLDING SE

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 5,021,299

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 5,021,299

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,021,299

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 12.02%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 15670X104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) COTY INC.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 5,021,299

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 5,021,299

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,021,299

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 12.02%

12.	Type of Reporting Person (See Instructions) CO

Item 1.
	(a)	Name of Issuer Ascendia Brands, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 100 American Metro Blvd. Suite 108 Hamilton, NJ 08619

Item 2.
(a)

Name of Person Filing
This Statement on Schedule 13G is being filed by Donata Holding SE (“Donata”) and Coty Inc. (“Coty”).  Coty acquired 5,021,299 shares of Common Stock of the Issuer pursuant to an Asset Purchase Agreement, dated as of January 17, among the Issuer and certain of its affiliates and Coty and certain of its affiliates.  Coty is a majority owned subsidiary of Donata.

	(b)	Address of Principal Business Office or, if none, Residence Donata Holding SE Ludwig-Bertram-Strasse 8 + 10 D-67509 Ludwigshafen Germany Coty Inc. Two Park Avenue 17th Fl. New York, NY 10016
	(c)	Citizenship Donata Holding SE (Germany) Coty Inc. (Delaware)
	(d)	Title of Class of Securities Common Stock, par value $.001 per share
	(e)	CUSIP Number 15670X104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 5,021,299
(b) Percent of class: 12.02% (based on 41,779,840 shares of the Issuer’s common stock issued and outstanding as of March 19, 2007).
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 0
(ii) Shared power to vote or to direct the vote 5,021,299
(iii) Sole power to dispose or to direct the disposition of 0
(iv) Shared power to dispose or to direct the disposition of 5,021,29

Item 5.	Ownership of Five Percent or Less of a Class Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person Not Applicable

Item 8.	Identification and Classification of Members of the Group Not Applicable

Item 9.	Notice of Dissolution of Group Not Applicable

Item 10.	Certification

       By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DONATA HOLDING SE

By:	/s/ STEPHEN D. FORD
Name: Stephen D. Ford
Title: Attorney-in-Fact

COTY INC.

By:	/s/ STEPHEN D. FORD
Name: Stephen D. Ford
Title: Senior Vice President